Filed by the Black and Decker

Corporation Pursuant to Rule

425 under the Securities Act of

1933, as amended and deemed

filed pursuant to Rule 14a-12

of the Securities Exchange Act

of 1934, as amended

Subject Company: The Black

& Decker Corporation

(Commission File No. 1-1553)

Transcript of oral presentation

to Black & Decker employees

Hello, my name is Jamie Raskin, and for those of you who don’t know me, I am the Vice President of Business Development for The Black & Decker Corporation.

I’d like to take you through a few presentations.

First, I’ll provide an overview of Stanley Works, their products and services and their past performance. Second, I’ll talk about the rationale of the merger between Black & Decker and Stanley. This information will be somewhat general to ensure we comply with legal requirements surrounding the merger. However, I am hopeful the logic of the combination of our companies will be evident.

Finally, I’ll also give you a glimpse of what we can expect to occur over the next few months as the transition plans are put into place to combine these two great companies.

To my earlier point regarding legal requirements, please read through these cautionary statements after the presentation. These statements must accompany communications that are made by representatives of the Company about the pending merger.

Let’s start with an overview of Stanley Works.

Similar to Black & Decker, Stanley Works has been a household name for decades. In fact, Stanley Works was established in 1843 by Frederick Trent Stanley, who founded a small hardware manufacturing shop in New Britain, CT, near where their current headquarters are today.

Also similar to Black & Decker, the perception of who and what the company does is at times misguided by its name. In Black & Decker’s case, specifically in the US markets, most consumers are unaware of the strength and scale of our DeWalt, Emhart, and Kwikset businesses.

Stanley Works has a great reputation of having world class hand tools, but most people only relate to Do-It-Yourself screwdrivers, handsaws, and hardware. In fact, The Stanley Works is a global company with an approximately $1.6B Security segment, which is made up of two businesses, Electronic/Convergent Security Solutions and Mechanical Access Solutions. In 2008, Stanley’s Security segment contributed 43% of the company’s profits.

As you learn more about Stanley you’ll learn that back in 2004, management articulated and began implementing a strategy to invest into growth markets including Security, which we’ll see the results of on the next page.

With those initial thoughts in mind, let’s drill down.

On the top of this chart is a summary of how Stanley Works has grown over the past few years. I would like to draw your attention to a few key items, which I believe will begin to demonstrate the strength of Stanley and its management team. Looking at the gross margin line you’ll see, as a percent of sales, an increase from 36% to over 40% over a three-year period. What’s most impressive is that even in this difficult year, the Stanley team has continued their relentless focus on controlling operating costs. It’s my understanding that these results are being delivered, in part, by a business management process called SFS or Stanley Fulfillment System. The SFS process is an everyday focus that’s driven from the top and is part of the Stanley teams’ everyday language.

Looking at the bottom of the page, you’ll see two pie charts showing revenue and profit by the three business units (Security, Industrial and CDIY). Note the legend to the right that will help you understand what each business unit does.

The chart on the bottom left shows percentage of total YTD sales and you can see that the largest group is Security followed by CDIY. What’s the most telling is the chart on the right that shows the percentage of total YTD profit by group. You can see that the security business still delivers, in this difficult market environment, significant earnings to the shareholders. Keep in mind that the performance of Stanley’s Industrial and CDIY businesses have been most impacted by the US and Automotive slowdown, similar to our worldwide tools, HHI and Emhart businesses.

This slide shows two other aspects about Stanley’s current business, revenue by region and by end market. These two areas are important to note as, when we speak about the “why did we merge” thinking, hopefully you’ll begin to see how the two businesses complement each other.

On the left is Stanley’s revenue by region. Similar to Black & Decker, Stanley has slightly more than 55% of their sales in the US and a similar presence in Europe. The overall regional sales splits won’t change dramatically but the benefit of the combination is that Stanley, who has limited Industrial and CDIY sales in Latin America, will be able to leverage our existing operations to create growth.

In addition, Stanley’s security business is 75% US centered. They believe that there is significant growth in the outside US market for this strong portfolio.

On the right is Stanley’s revenue by end market. As you can see, their sales are diversified across a number of end markets. Black & Decker sells to the Orange, Yellow and Grey slices of the pie (residential construction, commercial construction, and retail).

The diversity of end markets has proven over the years to stabilize Stanley’s earnings as economic cycles fluctuate but should again provide new selling opportunities for Black & Decker products in the “slices” we don’t serve today.

The next few pages are compilation of images to describe what types of products and services the Stanley Works offers.

This page is the Security Business. Its official name is “convergent and mechanical security”. In the top right corner, you’ll see that YTD the business is nearly $1.2 billion of sales at 20% Operating Income. Impressive in a down year.

Stanley Security touches the end user in a number of ways.

On the top of the page is the Convergent & Electronic Security Solutions group. This business offers a variety of end-user service models from commercial security systems installation to remote alarm monitoring to patient RFID tags and hospital storage. They service institutional, small, and medium sized businesses as well as residential security needs with both electronic or mechanical product and service solutions. In addition to the services offering, the product offering is quite diverse including electronic key pads, RFID patient monitoring, medical inventory tracking and storage, electronic key card locksets, and Automatic Teller Machines.

Their Automatic Doors and Locks includes commercial grade door locksets, door closers, emergency push bars and also electric sliding doors that you see in the entrance to a retail store or office building. It’s likely that if looked at the door it would be a Stanley.

The final group is Hardware, which, if you’re a Do It Yourselfer, you’ll recognize from your many trips to your local store’s hardware department as Stanley has a broad array of products to help finish whatever you’ve started.

This page shows the types of products and brands for the Industrial Business that is officially called “Industrial and Automotive Tools”. In the top right corner, you’ll see that YTD the business is nearly $700 million of sales at 10% Operating Income.

Black & Decker has always had a perception that “hand tools” were a commodity and that no one was able to make a decent profit competing in that segment. By the common performance standards in our industry, 10% is a decent profit.

The Industrial businesses end customers aren’t you and I but are manufacturing facilities, utilities, auto dealerships, body shops where the end-users use the tools to make their daily living.

Stanley has been focused on building out this portfolio, similar to Black & Decker building out DeWalt, as they recognize that the professional is demanding on performance and service and will return long-term loyalty to the brand and products. Stanley Assembly technologies on the right is a small, but technically sophisticated, business unit that supplies production line assembly equipment to install and test threaded fastener installation on large equipment, similar to how Emhart’s Tucker group installs and tests welded stud installation on vehicle bodies during production.

This final product page is the CDIY Business or “Construction & DIY”. In the top right corner, you’ll see that YTD the business is nearly a $1 billion of sales at 12% Operating Income. Adding to the comment on the last slide that if 10% is a good profit level for these times, 12% is even better.

The CDIY business is made up Consumer Tools and Storage Products as well as pneumatics.

The Consumer Tools and Storage business is the one we all know and probably have in our homes. They offer a wide variety and grades of manual tools for the Do It Yourselfer all the way up to the tools and storage professional users count on everyday.

The pneumatics business offers a wide variety of fastening tools and fasteners. We’re all familiar with the variety of Bostitch pneumatic construction nail gun offerings available, but what’s interesting is that Stanley also has many pneumatic tools and fasteners for furniture, bedding, wooden pallet, and other production tasks that are sold on a global basis.

This last page in the Stanley overview is meant to show you that they are not amateurs when it comes to integrating companies.

Over the past 6 or 7 years, they have completed over $2.8 billion of acquisitions as shown on the top of this page. The table on the right shows their record in the security segment and on the left are the Tools acquisitions. Going back to an earlier point, they set a strategy and acted upon it.

The bottom chart is meant to show that, with their organized integration process and application of SFS, Stanley has been able to increase the operating businesses performance, which has not only benefited the shareholders, but also provided a stable environment for their employees in these tough times.

The next few slides cover a general overview of the logic behind the merger and some specifics on why the merger makes sense now.

The final thing we’ll cover is what we can expect over the next few months as the planning phase for the merger kicks off.

Before we jump to the next page, I want to make a point regarding the industries we serve. As you saw in the Stanley Works overview, they have some unique business units, such as Security and Industrial Hand Tools that serve different market places with different end users, similar to how Emhart is different from Black & Decker’s Power Tools or Door or Bath Hardware businesses.

A big part of the rationale for the merger does come from our tools business and Stanley’s CDIY portfolio. In this industry, looking at all the other companies that serve this market and end-user, Stanley and Black & Decker are a unique pair. No other pair of companies exists that are so similar in how they go to market, develop product and focus on the same end-users but have very different products.

Historically Stanley has been the hand tools complement to Black & Decker’s power tools. When we combine, we’ll finally be able to have a comprehensive set of products to answer any needs our customers and end-users want.

The sum is greater than the parts. I know that’s an old saying but as we talk about the combination in terms of the strength and stability for the new company and offerings for our end users, it really rings true.

Starting with our brands, Stanley and Black & Decker, these master brands and the products they represent have been and will continue to be the icons of the industry. Looking to the left under Stanley and to the right under Black & Decker, you’ll see the best in class brands that will continue in the market places as leaders and innovators for years to come.

As we discussed on the previous page, the combined companies will have a vast array of market leading product offerings, supported by the family of brands, to provide the solutions and services to our large user base.

Each company has unique strengths, such as SFS and new product innovation, which when shared, will create opportunities for new growth, improved margins, and perhaps more importantly the opportunity to build a more sustainable business for long-term success.

From a global perspective, the Black & Decker business offers market platforms for revenue growth for Stanley products and Stanley offers access to new industries for Black & Decker.

As you know, both companies pride themselves on being a manufacturer of excellence, not just a marketer. As you’ll learn more of in the near future, both Stanley and Black & Decker believe that product quality and world-class costs are the foundations of our business. These areas are key to future success and, accelerated by SFS, will be a big focus to maintain our leadership reputation.

Finally, there are substantial synergy opportunities, both from a cost and sales growth perspective that, while difficult in the beginning, will make Stanley Black & Decker a strong company for decades to come.

Drilling down to the actual elements, as we spoke about on the previous slide, I’ll speak to the highlights.

As we are a public company, this merger has to be financially beneficial, as the company exists for the benefit of its shareholders. Estimated earnings improvement of $1.00 in year three, a strong balance sheet and substantial free cash flow will give Stanley Black & Decker not only a stable base to weather any future market storms but also the ability to invest in growth to improve shareholder value and provide even more diverse opportunities for you and I, the employees of the company.

We spoke earlier on the breadth of products and services and listed below the second bullet are some examples. The combined company will have over 50 unique portfolios all with great potential.

Once you understand Stanley better, you’ll see that we have very similar approaches to the market and to providing the best solution to the end-user through innovative product and service solutions.

Similar to the US marketplace, Stanley and Black & Decker are represented in many developed and developing marketplaces with complementary products. As we merge, operational and revenue opportunities will improve margins and increased revenue in these markets will enhance the company’s performance.

As with any merger, best practices of both companies will be combined to allow the “best of the best” to lead the way into the future. You’ll hear that mentioned many times as the integration planning process begins and it’s a cornerstone of the merger. Both companies believe that each has much to learn from the other.

Knowing that it’s likely that each of you have looked at the Stanley Websites and walked the stores to see what the company is about, there are sales growth opportunities that should provide exciting solutions for our customers and users that are just waiting to be implemented.

I hope that the past few slides have helped you understand whom Stanley Works is, why we have decided to merge and a glimpse of what the new company can offer.

I know that there are many questions about what happens next. On this slide, I’ll take you thorough a quick summary of the process over the next few months.

The first step is shareholder and governmental approval. Without going into details, the shareholders will be asked to vote on the merger early next year. Additionally, we have to ask many governments if they have a concern regarding our two companies merging. Both of these activities require an extensive amount of information exchange, presentations, legal submittals, and time. As progress is made, we’ll let you know.

An important aspect to the success of any merger is having a vision of the new company and a robust plan to get us there. Stanley has hired an outside consultant, Bain Consulting, whom they have used before, to support the merger process. What we can expect is the following:

•

First, once we get permission, leaders from both companies will be selected to co-lead several integration teams. Bain will assist these co-leaders to identify tasks, synergy opportunities, develop work plans, track progress etc. As Bain has extensive experience supporting mergers, they will provide the templates and organizational structure for both companies to ensure success. Bain will also train the teams on their “Toolkit” which is an eRoom-based system, which will house all the data and summaries to make sure that our goals are clear and agreed upon and that the schedules are met.

•

An additional activity will be a cultural assessment of both companies. All of us recognize that we have a distinct culture, as Stanley does, and it’s not the intent to force one on the other but to “take the best of both teams” as our new way forward.

The end result is, at the close of the merger, to have a detailed and approved plan ready to go in Day 1.

I understand that there are many concerns regarding your jobs, the company, its history, and our future.

I also recognize that there are more questions than answers. What I can say is, given the talent and strength of the entire Black & Decker team, and from what I know about Stanley and the team I’ve met so far, that after the merger activities are completed, our combined company will be stronger, have a solid direction for the future, will continue to be a leader in our markets and will be a great place to work for years to come.

Thanks for listening.

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration. In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and

Black & Decker that will also constitute a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

9

STANLEY WORKS OVERVIEW MERGER RATIONALE AND NEXT STEPS

2
Forward Looking Statements
CAUTIONARY STATEMENTS
Under the Private Securities Litigation Reform Act of 1995
Statements in this presentation that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.
Stanley’s and Black & Decker’s ability to deliver the results as described in this presentation is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this presentation, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.
These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which
Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black &
Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond;
currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S.
and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or
Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or
Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.
Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.
Additional Information
The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black &
Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E.
Joppa Road, Towson, Maryland 21286, respectively.  Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form
10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
Certain Information Regarding Participants
Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on
February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.
Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
Non-Solicitation
A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

STANLEY WORKS OVERVIEW

4
Security
$229 (56%)
Industrial
$63 (16%)
CDIY
$114 (28%)
Financial Overview
Stanley Fulfillment System (SFS) proven to increase Gross Margins
Group Legend
Security:
Convergent And Mechanical
Access Products and Services
• Monitoring, Commercial Hardware, DIY
Hardware, Healthcare monitoring and
storage
Industrial:
Industrial And Automotive Tools
• Professional Hand Tools, Equipment,
Demolition Hydraulics, Storage, Assembly
Systems
CDIY:
Construction & DIY Tools
• Pneumatics, Hand Tools
Sales
Gross Margin
% Sales
SG&A
% Sales
OI
% Sales
2006A
3,897
1,413
36.3
932
23.9
481
12.3
2007A
4,361
1,653
37.9
1,038
23.8
615
14.1
2008A
4,426
1,672
37.8
1,108
25.0
564
12.7
Sales % by Group Profit % by Group
Security
$1167 (42%)
CDIY
$955 (35%)
Industrial
$646 (23%)
2009A
2,767
1,114
40.3
759
27.4
355
12.8
YTD Sept.

5
End Markets
44% of sales outside the US and a diverse set of end markets
Revenue By Region Revenue By End Market
Note: “Other” includes manufacturing, utilities,
distribution, power, rail, oil & gas, etc.
Residential
Construction
27%
Commercial
Construction
11%
Retail
12%
Industrial
20%
Other
7%
Health Care
7%
Education
2%
Government
6%
Automotive
Aftermarket
8%
2%
29%
56%
13%
Total
Business
19%
33%
45%
3%
CDIY
3%
47%
48%
2%
Industrial
14%
75%
10%
1%
Security
US
Europe
Asia
ROW
US US
Europe Europe
Asia Asia
ROW ROW
Total
Business
2%
29%
56%
13%
2%
29%
56%
13%
19%
33%
45%
3%
CDIY
19%
33%
45%
3%
3%
47%
48%
2%
Industrial
3%
47%
48%
2%
14%
75%
10%
1%
Security
14%
75%
10%
1%
US
Europe
Asia
ROW
US US
Europe Europe
Asia Asia
ROW ROW

Convergent/Electronic Security

STANLEY
Security Solutions
SAFEMASTERS
SMSERVICES

Automatic Doors & Locks

Hardware

6 Convergent and Mechanical Security $1.17B, 19.6% OI (YTD Sept. ‘09)

FACOM
STANLEY virax
Bost
MAC TOOLS
STANLEY PROTO
Blackhawk by PROTO
STANLEY
Assembly Technologies
cobotics

7 Industrial and Automotive Tools $0.65B, 9.7% OI Railroad, Aircraft and Heavy Equipment Sets Starter Sets (YTD Sept. ‘09)

STANLEY
BOSTITCH
ATRO
HARTCO
Spenax ™
STANLEY
FatMax
XTREME

8 Construction & DIY $0.95B, 12.1% OI (YTD Sept. ‘09)

Acquisition Track Record
4%
7%
14%
22% 22%
15%
28%
26%
25%
17%
9%
16%
National
Hardware
Best Access Facom HSM Sonitrol X-Mark
Pre-Acquisition Post-Acquisition
$2.8B of acquisitions since ’02 to diversify earnings base
Security Tools / Other
Target Price Closed Target Price Closed
HSM 545            '07 Facom 480            '06
Best Access 315            '02 CST/Berger 60              '04
Sonitrol 280            '08 Innerspace 55              '07
Blick & Frisco Bay 220            '04 Besco 40              '06
National 170            '05 Scan Modul 20              '08
ISR, SGI, PHI 125            '04
    Sub-total 655
Various 235            '02-'08
GdP 170            '08
Xmark 45              '08
    Sub-total 2,105
Stanley has been aggressive in deploying cash towards growth
Stanley has a strong record of improving operating margins

MERGER RATIONALE AND NEXT STEPS

STANLEY

BLACK & DECKER

FatMax

STANLEY BOSTITCH

FACOM

PROTO

MAC TOOLS

SONITROL

STANLEY Security Solutions

BEST

STANLEY Vidmar

DEWALT

DELTA

PORTER CABLE

Emhart Teknologies

BALDWIN

Kwikset

WEISER LOCK

Price Pfister

The Vision: The Sum is Greater Than The Parts
Best In Class Operations with World Class Brands
CDIY
Industrial
Security
Industrial
Engineered
Fastening
Hardware &
Home
Improvement
Comprehensive Array Of Iconic Brands
Comprehensive Array Of Iconic Brands
Enhances Core Strengths Of Each Company
Creates Stronger Global Company
Shared Commitment To Operational Excellence
Substantial Synergy Opportunities

Compelling Combination
Financial benefits
Highly accretive to EPS; approximately $1.00 per share projected by year 3
Opportunity for margin improvement
Free cash flow of approximately $1.0B and over $1.5B in EBITDA by year 3
Increased resources to invest in high-growth platforms
Strong balance sheet
An industry leading array of products & services
Cordless and Corded Power Tools, Hand Tools, Storage, and Accessories
Mechanical Security & Hardware
Electronic Security Systems and Services
Engineered Fastening Systems
Superior track record of innovation
Compatible cultures, laser focus on end users
Strong value propositions
Robust new product pipeline and continued commitment to focused R&D

Compelling Combination (continued)
Attractive positions in markets and channels worldwide
Operations in 45 countries with strong positions in North America, Europe, Middle
East, and Latin America
Growing presence in emerging markets including Asia and Eastern Europe
Outstanding access to key end markets
World class operations and global sourcing
Stanley Fulfillment System (SFS) operating model
Low-cost country manufacturing and sourcing with overlapping distribution
Committed to best-in-class working capital efficiency
Revenue growth
Cross-selling opportunities for products of both companies in mature markets
Expanded product distribution reach for both companies
Increased presence and scale in emerging markets will accelerate growth
Increased scope and scale of innovation process will accelerate new products
Increased cash flow will allow greater re-investment in current businesses

Activities Prior To Close
Shareholder and governmental approval process
Government approval
Approval by shareholders of both companies
Outside consulting firm begins supporting integration planning
Cultural assessment process - “take the best of both teams”
No integration activities will occur prior to close
Integration plan finalized prior to close
Input on plan from both management teams
Experienced integration managers to be chosen from both businesses globally

A POWERFUL LEGACY, A FUTURE OF GROWTH